KW 3/9/14

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2014

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14046531

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UnionBanc Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles, (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Sean Havlin, Senior Vice President & CFO 415-705-7159
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

555 Mission Street San Francisco CA 94105-2230
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14/14

OATH OR AFFIRMATION

I, Sean Havlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Vice President & CFO

Title

Notary Public

DIANA AVRAPETYAN
Commission # 2000767
Notary Public - California
San Francisco County
My Comm. Expires Jan 8, 2017

Deloitte

UnionBanc Investment Services, LLC

(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2013, Supplemental Report on Internal Control, and Independent Auditors' Report

UnionBanc Investment Services, LLC

(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2013,
Supplemental Report on Internal Control, and
Independent Auditors' Report

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

UNIONBANC INVESTMENT SERVICES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have audited the accompanying financial statements of UnionBanc Investment Services, LLC (a Delaware limited liability company and a wholly owned subsidiary of Union Bank, N.A.) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnionBanc Investment Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2014

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$ 6,570,984
MARKETABLE SECURITIES OWNED — At fair value	120,636,777
RECEIVABLE FROM CLEARING ORGANIZATION — Net	13,588,619
FEES AND COMMISSIONS RECEIVABLE	675,145
ACCRUED INTEREST RECEIVABLE	23,101
DUE FROM AFFILIATE	6,349,681
DUE FROM PARENT — Net	966,742
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	374,058
OTHER ASSETS	535,706
TOTAL	$ 149,720,813

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable, accrued expenses and other liabilities	$ 5,367,505
Loan from Parent	10,000,000
Total liabilities	15,367,505
MEMBER'S EQUITY	134,353,308
TOTAL	$ 149,720,813

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Commissions	$50,933,324
Principal transactions	9,545,454
Referral fees	18,910,671
Interest and dividends	241,567
Other income	653,409
Total revenues	80,284,425
EXPENSES:	
Salaries and employee benefits	41,098,262
Management fees	15,894,807
Clearing expenses	6,154,085
Occupancy and equipment	3,514,298
Travel and conferences	1,557,989
Analytical and information services	943,883
Regulatory fees	1,000,555
Communications	385,545
Operational losses	307,781
Professional services	312,491
Interest expense	71,067
Other expenses	1,634,165
Total expenses	72,874,928
INCOME BEFORE INCOME TAXES	7,409,497
INCOME TAX EXPENSE	2,911,191
NET INCOME	$ 4,498,306

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Equity
BALANCE — January 1, 2013	$ 129,847,653
Contributions related to stock plan	7,349
Net income	4,498,306
BALANCE — December 31, 2013	$ 134,353,308

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,498,306
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	59,957
Stock-based compensation expense	7,349
Provision for deferred income taxes	(566,116)
Net decrease in marketable securities owned	8,101,193
Net increase in receivable from clearing organizations	(11,427,341)
Net decrease in fees and commissions receivable	61
Net decrease in due from Parent — net	1,915,375
Net increase in due from affiliate	(3,181,751)
Net decrease in accrued interest receivable	54,496
Net increase in other assets	(76,213)
Net increase in accounts payable, accrued expenses and other liabilities	24,150
Total adjustments	(5,088,840)
Net cash used in operating activities	(590,534)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of furniture, equipment, and leasehold improvements	(13,078)
Net cash used in investing activities	(13,078)
CASH FLOWS FROM FINANCING ACTIVITIES — Repayment of loan from Parent — net	(6,000,000)
Net cash used in financing activities	(6,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,603,612)
CASH AND CASH EQUIVALENTS — Beginning of year	13,174,596
CASH AND CASH EQUIVALENTS — End of year	$ 6,570,984
CASH PAID DURING THE YEAR FOR:	
Interest	$ 73,972
Income taxes	$ 1,505,142

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment adviser under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly owned subsidiary of Union Bank N.A. (the "Parent"), a wholly owned subsidiary of UnionBanCal Corporation (the "Holding Company"). UnionBanCal Corporation is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the "Parent of the Holding Company").

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears all transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker-dealer industry. The policies that materially affect the determination of financial position, results of operations, and cash flows are summarized below. The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, reserve for estimated chargebacks (see Note 2) and estimating the fair value of financial instruments (see Note 5).

Management has evaluated the potential disclosure of subsequent events through the date the financial statements were available to be issued, February 25, 2014.

Cash and Cash Equivalents — For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. At December 31, 2013, the Company did not hold any cash equivalents.

Securities Transactions — Principal transactions are recorded on a trade-date basis. Marketable securities owned are carried at fair value and unrealized gains and losses are included in principal transaction revenue. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements (See Note 5).

Due from Parent — Net — Due from Parent — net primarily consists of management fees payable to the Parent, interest payable on intercompany borrowing, and income taxes receivable.

Due from Affiliate — Due from Affiliate primarily consists of referral fees earned for referring clients to Mitsubishi UFJ Securities, an affiliate of the Parent of the Holding Company, for the issuance and underwriting of public debt and equity offerings.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the Holding Company's income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2013 operations under tax laws.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions for annuities and insurance contracts are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to charge back the Company equal to the commissions paid to the Company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12- to 18 month period after the policy is in force. During 2013, the Company recorded chargebacks of $199,593 related to the sale of annuity and life insurance contracts as a reduction of commissions. At December 31, 2013, the Company recorded a reserve of $155,498 for estimated chargebacks not yet incurred in other liabilities.

Referral Fees — Underwriting referral fees are recorded when the transaction has been brought to market and the transaction is considered closed. At the time of closing, the revenue is recorded based on estimated proceeds from the underwriting transaction.

Regulatory Fees — Regulatory fees are comprised of expenses paid to regulators for registration, assessment, license, and exam fees.

Furniture, Equipment, and Leasehold Improvements — Net — Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each asset. The estimated life for furniture is 10 years and for equipment is four years. Leasehold improvements are amortized over the term of the respective lease or the estimated life of an improvement, whichever is shorter.

3. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense:			
Federal	$2,893,184	$(471,019)	$2,422,165
State	584,123	(95,097)	489,026
Total income tax expense	$3,477,307	$(566,116)	$2,911,191

The Company's provision for income taxes for the year ended December 31, 2013, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, primarily due to state taxes, nontaxable interest income from marketable securities owned, and meals and entertainment expenses.

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current payable from the Parent of $619,019 at December 31, 2013, which is recorded in Due from Parent — net on the Statement of Financial Condition.

4. RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears certain of its proprietary and customer transactions through National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments, Inc., on a fully disclosed basis. The amount payable to NFS relates to the proprietary transactions that are collateralized by securities owned by the Company.

Amounts receivable/payable from clearing organization consist of the following:

	Receivable	Payable	Total
Deposits for securities borrowed/loaned	$11,299,018	$ 6,071,145	$ 5,227,873
Payable to clearing broker		25,506,749	(25,506,749)
Receivable from clearing organization	26,939,481		26,939,481
Fees and commissions receivable/payable	6,928,014		6,928,014
Total	$45,166,513	$31,577,894	$ 13,588,619

5. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and financial liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include amounts that reflect counterparty credit quality.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by U.S. GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Valuation Processes — The Company's Parent has established a Valuation Committee (VC) to oversee its valuation framework for measuring fair value and to establish valuation policies and procedures. The VC's responsibilities include reviewing and approving all fair value measurements and categorizations within the fair value hierarchy and monitoring the use of pricing sources, mark-to-model valuations, dealer quotes, and other valuation processes. The VC reports to the Parent's Risk & Capital Committee and meets at least quarterly.

Fair Value Measurements on a Recurring Basis — The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2013 by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Marketable securities owned:				
Obligations of U.S. government	$ -	$ 115,998,364	$ -	$ 115,998,364
State and municipal obligations		4,638,413		4,638,413
Total marketable securities owned	$ -	$ 120,636,777	$ -	$ 120,636,777

In assigning the appropriate levels, the Company performs a detailed analysis of the assets that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Therefore, an item may be classified in Level 3 even though there may be many significant inputs that are readily observable.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

The Company's policy is to recognize transfers in and out of Levels 1, 2, and 3 as of the end of a reporting period. There were no transfers between level 1 and level 2 during the year.

6. RELATED-PARTY TRANSACTIONS

At December 31, 2013, the Company had cash of $6,570,884 deposited in non-interest-bearing checking accounts at the Parent.

The Company had a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The facility terminated on December 31, 2013, and was renewed with a new expiration date of March 1, 2014. Interest accrues monthly based on the weighted-average of federal funds overnight rate. For the year ended December 31, 2013, the Company recorded interest expense of $14,479 in relation to this line of credit. At December 31, 2013, the Company has $2,300 of accrued interest payable recorded in Due from Parent — net.

The Company earns commissions on sales of the HighMark Funds, as well as fees based on the average balances maintained in those funds. For the year ended December 31, 2013, income related to these commissions and 12(b)-1 fees amounted to $132,664. During the third quarter of 2013, the reorganization of the affiliated HighMark Funds into shares of unaffiliated mutual funds was completed. The Company receives fees from the unrelated third party.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and certain equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Such expenses for the year ended December 31, 2013, were $ 41,098,262 for employee salaries and benefits and $3,514,298 for occupancy and equipment.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. Effective October 1, 2012, the Company established a new cash balance formula for all future eligible employees. Participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds, foreign and domestic securities, and real estate. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent, based on eligible employees' salaries.

Effective as of April 27, 2010, the Holding Company adopted the Stock Bonus Plan. Under the Stock Bonus Plan, the Holding Company grants restricted stock units of American Depositary Receipts representing shares of common stock of the Company's indirect parent company, Mitsubishi UFJ Financial Group, to key employees. These awards vest pro rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price on date of grant. On April 15, 2013, the Holding Company granted 9,020 restricted stock units to Company employees, with a grant-date fair value of $6.66. For the year ended December 31, 2013, 1,769 shares were exercised, and 2,562 shares were cancelled.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25% of their pretax covered compensation or up to 10% of their after-tax covered compensation through salary deductions to a combined maximum of 25%. The Parent contributes 50% of every pretax dollar an employee contributes up to the first 6% the employee's pretax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Parent may make a discretionary annual profit-sharing contribution up to 2.5% of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan, and depends on the Parent's annual financial performance. All employer contributions are tax deductible by the Parent.

The Parent provides certain health care benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The health care cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the health care plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25% to 50%, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit-sharing, and postretirement benefits expenses were $2,803,888 for the year ended December 31, 2013. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

Intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services. For the year ended December 31, 2013, total intercompany management fees paid to the Parent were $15,894,807.

The Parent's Syndications and Placements group appointed Mitsubishi UFJ Securities to advise, place, and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. For the year ended December 31, 2013, the Company referred 261 transactions that have closed. The transactions generated $18,910,671 in referral fees, all of which were from Mitsubishi UFJ Securities. At December 31, 2013, the Company had a $6,349,681 receivable from Mitsubishi UFJ Securities recorded in Due from Affiliate.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2013, the Company had net capital of $ 118,088,608, which was $ 117,838,608 in excess of the required $250,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by NFS. As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of December 31, 2013, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, under the terms of the NFS agreement, NFS acts as a sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent and is renewed annually.

Portfolio Connection — Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS on a daily basis. As of December 31, 2013, there were no outstanding items.

* * * * * *

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2013

Total member's equity from statement of financial condition	$ 134,353,308
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial condition:	
Cash held with Parent	6,570,884
Fees and commissions receivable	612,040
Due from affiliate	6,349,681
Due from Parent	1,589,944
Furniture, equipment, and leasehold improvements	374,058
Other	535,706
Total	16,032,313
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	118,320,995
HAIRCUTS ON SECURITIES — State and municipal obligations	232,387
Total haircuts on securities	232,387
NET CAPITAL	118,088,608
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 117,838,608

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2013, prepared by UnionBanc Investment Services, LLC, in its unaudited Form X-17A-5, Part IIA as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company is not required to prepare the Reserve Requirements for Brokers or Dealers.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

February 25, 2014

UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, CA 90071

Board of Directors and Member of
UnionBanc Investment Services, LLC:

In planning and performing our audit of the financial statements of UnionBanc Investment Services, LLC (a Delaware limited liability company and a wholly owned subsidiary of Union Bank, N.A.) (the "Company"), as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC
Mail Processing
Section

FEB 27 2014

Washington DC
404

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, CA 90071

Dear Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by UnionBanc Investment Services, LLC (a Delaware limited liability company and wholly owned subsidiary of Union Bank, N.A.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2014